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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ODIMO INCORPORATED
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
67606R107
(CUSIP Number)
Charles J. Rennert
Berman Rennert Vogel & Mandler, P.A.
100 S.E. 2nd Street, Suite 2900, Miami, Florida 33131
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67606R107

1	NAMES OF REPORTING PERSONS: ELAO, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		2,908,242

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,908,242

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,908,242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	67606R107

1	NAMES OF REPORTING PERSONS: Lily Maya Lipton Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,908,242

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,908,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,908,242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	67606R107

1	NAMES OF REPORTING PERSONS: Alan Lipton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,908,242

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,908,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,908,242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ATTACHMENT
CUSIP No. 67606R107
Item 1. Security and Issuer.
     This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Odimo Incorporated, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 14051 N.W. 14th Street, Sunrise, Florida 33323.
Item 2. Identity and Background.
     This statement of beneficial ownership on Schedule 13D is being filed by ELAO, LLC, a Florida limited liability company (“ELAO”), Lily Maya Lipton Family Trust (the “Lily Trust”) and Alan Lipton (“Lipton”, and together with ELAO and the Lily Trust, the “Reporting Parties”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Parties principal business and principal office is 14051 NW 14th Street, Sunrise, Florida 33323.
     The Lily Trust, a trust organized under the laws of the State of Florida, owns 100% of the outstanding membership interests of ELAO. The sole trustee of the Lily Trust is Alan Lipton. The sole beneficiary of the Lily Trust is Alan Lipton’s minor daughter Lily Lipton.
     Alan Lipton, a United States citizen, serves as the President of ELAO, LLC and the sole Trustee of the Lily Trust. Mr. Lipton is the Chairman of the Board of Directors of the Company and President of the Lipton Foundation, a philanthropic organization. As of March 29, 2007, Alan Lipton has loaned to the Company the sum of $530,000. In connection with this loan, the Company issued to Alan Lipton two separate 8% promissory notes in exchange for the funds (the “Notes”). Under one of the Notes (the “First Note”), $500,000 plus all interest under the First Note is repayable by the Company upon the earlier to occur of (a) January 16, 2010; or (ii) the occurrence of a change in control of the Company. The Company’s repayment obligation under the First Note is secured by all of the Company’s assets. Under the other note, (the “Second Note”), $30,000 plus accrued interest is payable by the Company to Alan Lipton on demand. The Company’s repayment obligation under the Second Note is unsecured. The Company used the proceeds of the loans from Mr. Lipton for working capital purposes, including payment of existing liabilities.
     None of the Reporting Parties has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Item 3. Source and Amount of Funds and Other Consideration.
     On March 29, 2007, ELAO acquired 1,007,764, 633,308, and 1,267,170 shares of common stock from LeNorth Holdings SA, SDG Marketing Inc. (“Lenorth-SDG”) and various entities affiliated with Softbank Capital Partners, LLC (“Softbank”) for an aggregate of $29,082.42 pursuant to three Securities Purchase Agreements dated March 29, 2007 (collectively, the “SPAs”).

Item 4. Purpose of Transaction.
     The Reporting Parties currently intend to hold the shares of Common Stock of the Company for investment purposes, and have no current intention to purchase additional shares of Common Stock, though the Reporting Parties may purchase or sell shares of the Common Stock of the Company from time to time in market or private transactions depending on market conditions. Other than as discussed herein, the Reporting Parties have no plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (vii) a class of securities of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any similar action to those enumerated above.
Item 5. Interest in Securities of the Company.
(a)	The Reporting Parties are the beneficial owner of 2,908,242 shares of the Common Stock of the Company, representing approximately 41.32% of the issued and outstanding shares of Common Stock of the Company.

(b)	ELAO has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 2,908,242 shares of the Common Stock of the Company. The Lily Trust and Alan Lipton may be deemed to have shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition, of 2,908,242 shares of the Common Stock of the Company.

(c)	On March 29, 2007, ELAO acquired 1,007,764, 633,308, and 1,267,170 shares of common stock of Odimo Incorporated from LeNorth Holdings SA, SDG Marketing Inc. and various entities affiliated with Softbank Capital Partners, LLC for an aggregate of $29,082.42 pursuant to terms of three Securities Purchase Agreements dated March 29, 2007.

(d)	Amerisa Kornblum, the Chief Executive Officer and Chief Financial Officer of Odimo Incorporated and Relao, LLC, a Florida limited liability company , the members of which are members of Berman Rennert Vogel & Mandler, P.A.., a law firm which has and continues to provide legal services to Odimo Incorporated, each have a contingent 33.3% economic interest in ELAO, LLC but have no rights to vote, direct the vote, dispose or direct the disposition of the shares held by ELAO. Each of Softbank and LeNorth-SDG have a contingent economic interest in the shares they respectively sold to ELAO. Both LeNorth-SDG’s and Softbank’s contingent economic interest expires 12 months from the date of the sale of the shares to ELAO. Neither Softbank nor LeNorth-SDG have any rights to vote or dispose or direct the vote or direct the disposition of the shares held by ELAO.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Materials to be Filed as Exhibits.
A-1.	Securities Purchase Agreement dated March 29, 2007 by and between SDG Marketing, Inc. and ELAO, LLC

A-2.	Securities Purchase Agreement dated March 29, 2007 by and between SB Capital LP, SB Capital Partners LP, SB Capital Advisors, SB Sweden AB, SB Capital Europe and ELAO, LLC

A-3.	Securities Purchase Agreement dated March 29, 2007 by and between Lenorth Holdings, SA and ELAO, LLC

B.	Joint Filing Agreement among Reporting Persons
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2007	ELAO, LLC
	By:	/s/ Alan Lipton
Alan Lipton
Its: President

LILY MAYA LIPTON FAMILY TRUST
	By:	/s/ Alan Lipton
Alan Lipton
Its: Trustee

/s/ Alan Lipton
Alan Lipton

Exhibits A-1, A-2 and A-3
Securities Purchase Agreements

EXHIBIT 1
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (“Agreement”) is made and entered into as of the 29th day of March, 2007 by and between SDG Marketing, Inc. (“Seller”) and ELAO, LLC (“Buyer”).
RECITALS
     A. Seller is the owner of 633,308 shares of common stock (the “Stock”) of Odimo Incorporated, a Delaware corporation (the “Stock”).
     B. Seller desires to sell the Stock to Buyer, and Buyer desires to purchase the Stock pursuant to the terms and provisions hereof.
     NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
SALE OF STOCK
     Seller hereby sells, assigns and transfers the Stock to Buyer. Buyer hereby agrees to purchase the Stock and agrees to pay to Seller $6,333.08 (the “Purchase Price”) for the Stock payable in immediately available funds by wire transfer to an account designated by Seller.
ARTICLE II
DELIVERY OF STOCK CERTIFICATES
     Upon receipt of the Purchase Price, Seller shall deliver to Buyer, free and clear of all encumbrances and restrictions on transfer except as set forth in Article IX hereof, all certificates evidencing the Stock, duly endorsed for transfer to Buyer and accompanied by all other documents necessary for an effective transfer.
ARTICLE III
CLOSING
     The Closing of the transactions contemplated hereby shall occur on the date of the execution of this Agreement.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES
     Seller represents and warrants to Buyer that Seller is the owner of the Stock, free and clear of any liens, encumbrances and charges, and has full power to sell and transfer the Stock to Buyer.
ARTICLE VII
DELIVERIES BY SELLER AT CLOSING
     At the Closing, Seller shall deliver the following documents and instruments:
     (a) All stock certificates representing the Stock. Said certificates shall be endorsed for transfer to Buyer, thereby transferring the subject shares free and clear of any and all liens and encumbrances (except as provided herein at Article IX of this Agreement) ; and
     (b) Such other documents as may be reasonably necessary in the opinion of Buyer to effectuate the transactions contemplated by this Agreement.
ARTICLE VIII
DELIVERIES BY BUYER AT CLOSING
     At the Closing, Buyer shall deliver to Seller the following:
     (a) The sum of Six Thousand Three Hundred Thirty-Three Dollars and Eight Cents ($6,333.08) by wire transfer of immediately available funds to an account as designated by Seller; and
     (b) Such other documents as may be reasonably necessary in the opinion of Seller to effectuate the transactions contemplated by this Agreement.
ARTICLE IX
ECONOMIC INTEREST TO BE RETAINED BY SELLER
     Notwithstanding anything contained herein to the contrary, in the event Buyer, or any affiliate of Buyer or Alan Lipton (to whom Buyer has previously transferred the Stock), sells or otherwise disposes of the Stock or any portion of it in one transaction or a series of transactions which close prior to March 29, 2008 (the “Prior to March 2008 Transactions”), then Buyer (or such affiliate, or Alan Lipton, as the case may be) shall pay to Seller an amount equal to: 30% of any net proceeds received by Buyer, such affiliate, or Alan Lipton, as the case may be, from the Prior to March 2008 Transactions which are in excess of the aggregate amounts (apportioned to the Stock based on the percentage that the Stock represents of the total issued and outstanding shares of Odimo Incorporated) Alan Lipton (or his affiliates) had theretofore loaned to the Company or expended to discharge Company liabilities which have not been repaid or otherwise satisfied (such aggregate amounts before apportionment to the Stock not to exceed $1 million). Seller shall have no authority whatsoever regarding the voting or disposition of the Stock and Seller shall have no claim to the net proceeds from the dispositions of the Stock which close subsequent to March 29 , 2008.
ARTICLE X
BROKERAGE
     Buyer and Seller represent that there are no brokerage or other commissions due relative to the sale and transfer of the Stock by Seller to Buyer.
ARTICLE XI
ENTIRE AGREEMENT
     This Agreement sets forth and contains the entire agreement between the Buyer and Seller with respect to the Stock and will not be modified or terminated except by agreement in writing executed by both parties.
ARTICLE XII
GOVERNING LAW
     This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without regard to its conflict of laws principles.
[signatures on following page]

     IN WITNESS WHEREOF, the parties hereby have executed this Stock Purchase Agreement by affixing their hands and seals hereto on the date first above written.

SELLER: SDG Marketing, Inc.
By:	/s/ Pavlo Protopapa
	Name:	Pavlo Protopapa
	Title:	Authorized Representative

BUYER: ELAO, LLC
By:	/s/ Alan Lipton
	Name:	Alan Lipton
	Title:	President

EXHIBIT 2
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (“Agreement”) is made and entered into as of the 29th day of March, 2007 by and between SOFTBANK Capital LP, SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, SB Europe Capital, LP, and SB Sweden AB (collectively, the “Seller”) and ELAO, LLC (the “Buyer”).
RECITALS
     A. Seller is the owner of 1,267,170 shares of common stock (the “Stock”) of Odimo Incorporated, a Delaware corporation (the “Stock”).
     B. Seller desires to sell the Stock to Buyer, and Buyer desires to purchase the Stock pursuant to the terms and provisions hereof.
     NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
SALE OF STOCK
     Seller hereby sells, assigns and transfers the Stock to Buyer. Buyer hereby agrees to purchase the Stock and agrees to pay to Seller $12,671.70 (the “Purchase Price”) for the Stock payable in immediately available funds by wire transfer to an account designated by Seller.
ARTICLE II
DELIVERY OF STOCK CERTIFICATES
     Upon receipt of the Purchase Price, Seller shall deliver to Buyer, free and clear of all encumbrances and restrictions on transfer except as set forth in Article IX hereof, all certificates evidencing the Stock, duly endorsed for transfer to Buyer and accompanied by all other documents necessary for an effective transfer.
ARTICLE III
CLOSING
     The Closing of the transactions contemplated hereby shall occur on the date of the execution of this Agreement.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES
     Seller represents and warrants to Buyer that Seller is the owner of the Stock, free and clear of any liens, encumbrances and charges, and has full power to sell and transfer the Stock to Buyer.
ARTICLE VII
DELIVERIES BY SELLER AT CLOSING
     At the Closing, Seller shall deliver the following documents and instruments:
     (a) All stock certificates representing the Stock. Said certificates shall be endorsed for transfer to Buyer, thereby transferring the subject shares free and clear of any and all liens and encumbrances (except as provided herein at Article IX of this Agreement) ; and
     (b) Such other documents as may be reasonably necessary in the opinion of Buyer to effectuate the transactions contemplated by this Agreement.
ARTICLE VIII
DELIVERIES BY BUYER AT CLOSING
     At the Closing, Buyer shall deliver to Seller the following:
     (a) The sum of Twelve Thousand Six Hundred Seventy One Dollars and Seventy Cents ($12,671.70) by wire transfer of immediately available funds to an account as designated by Seller; and
     (b) Such other documents as may be reasonably necessary in the opinion of Seller to effectuate the transactions contemplated by this Agreement.
ARTICLE IX
ECONOMIC INTEREST TO BE RETAINED BY SELLER
     Notwithstanding anything contained herein to the contrary, in the event Buyer, or any affiliate of Buyer or Alan Lipton to which Buyer has previously transferred the Stock, sells or otherwise disposes of the Stock or any portion of it in one transaction or a series of transactions which close prior to March 29, 2008 (the “Prior to March 2008 Transactions”), then Buyer (or such affiliate, as the case may be) shall pay to Seller an amount equal to: 30% of any net proceeds received by

Buyer (or such affiliate, as the case may be) from the Prior to March 2008 Transactions which are in excess of the aggregate amounts (apportioned to the Stock based on the percentage that the Stock represents of the total issued and outstanding shares of Odimo Incorporated) Alan Lipton (or his affiliates) had theretofore loaned to the Company or expended to discharge Company liabilities which have not been repaid or otherwise satisfied (such aggregate amounts before apportionment to the Stock not to exceed $1 million). Seller shall have no authority whatsoever regarding the voting or disposition of the Stock and Seller shall have no claim to the net proceeds from the dispositions of the Stock which close subsequent to March 29, 2008.
ARTICLE X
BROKERAGE
     Buyer and Seller represent that there are no brokerage or other commissions due relative to the sale and transfer of the Stock by Seller to Buyer.
ARTICLE XI
ENTIRE AGREEMENT
     This Agreement sets forth and contains the entire agreement between the Buyer and Seller with respect to the Stock and will not be modified or terminated except by agreement in writing executed by both parties.
ARTICLE XII
GOVERNING LAW
     This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without regard to its conflict of laws principles.
[signatures on following page]

     IN WITNESS WHEREOF, the parties hereby have executed this Stock Purchase Agreement by affixing their hands and seals hereto on the date first above written.

SELLER: SOFTBANK Capital Advisors Fund LP SOFTBANK Capital LP SB Sweden AB SOFTBANK Capital Partners LP SB Europe Capital LP
By:	/s/ Steve Murray
	Name:	Steve Murray
	Title:	Authorized Representative

BUYER: ELAO, LLC
By:	/s/ Alan Lipton
	Name:	Alan Lipton
	Title:	President

EXHIBIT 3
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (“Agreement”) is made and entered into as of the 29th day of March, 2007 by and between LeNorth Holdings, SA (“Seller”) and ELAO, LLC (“Buyer”) and solely for the purposes of Article VI, Tarpley Property Holdings, Inc. (“Tarpley”).
RECITALS
     A. Seller is the owner of 1,007,764 shares of common stock (the “Stock”) of Odimo Incorporated, a Delaware corporation (the “Stock”).
     B. Seller desires to sell the Stock to Buyer, and Buyer desires to purchase the Stock pursuant to the terms and provisions hereof.
     NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
SALE OF STOCK
     Seller hereby sells, assigns and transfers the Stock to Buyer. Buyer hereby agrees to purchase the Stock and agrees to pay to Seller $10,077.64 (the “Purchase Price”) for the Stock payable in immediately available funds by wire transfer to an account designated by Seller, and set forth in the Payment Instructions dated as of the date hereof, from Seller to Buyer (“Payment Instructions”).
ARTICLE II
DELIVERY OF STOCK CERTIFICATES
     Upon receipt of the Purchase Price, Seller shall deliver to Buyer, free and clear of all encumbrances and restrictions on transfer except as set forth in Article IX hereof, all certificates evidencing the Stock, duly endorsed for transfer to Buyer and accompanied by all other documents necessary for an effective transfer.
ARTICLE III
CLOSING
     The Closing of the transactions contemplated hereby shall occur on the date of the execution of this Agreement.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES
     Other than the lien (the “Lien”) created by that certain Pledge Agreement, dated as of May 12, 2004, between Seller and Tarpley, Seller represents and warrants to Buyer that Seller is the owner of the Stock, free and clear of any liens, encumbrances and charges, and has full power to sell and transfer the Stock to Buyer. Upon payment of the Purchase Price by Buyer to such account set forth in the Payment Instructions, Tarpley acknowledges and agrees that the Lien shall be terminated.
ARTICLE VII
DELIVERIES BY SELLER AT CLOSING
     At the Closing, Seller shall deliver the following documents and instruments:
     (a) All stock certificates representing the Stock. Said certificates shall be endorsed for transfer to Buyer, thereby transferring the subject shares free and clear of any and all liens and encumbrances (except as provided herein at Article IX of this Agreement) ; and
     (b) Such other documents as may be reasonably necessary in the opinion of Buyer to effectuate the transactions contemplated by this Agreement.
ARTICLE VIII
DELIVERIES BY BUYER AT CLOSING
     At the Closing, Buyer shall deliver to Seller the following:
     (a) The sum of Ten Thousand Seventy-Seven Dollars and Sixty-Four Cents ($10,077.64) by wire transfer of immediately available funds to the account set forth in the Payment Instructions; and
     (b) Such other documents as may be reasonably necessary in the opinion of Seller to effectuate the transactions contemplated by this Agreement.

ARTICLE IX
ECONOMIC INTEREST TO BE RETAINED BY SELLER
     Notwithstanding anything contained herein to the contrary, in the event Buyer, or any affiliate of Buyer or Alan Lipton (to whom Buyer has previously transferred the Stock), sells or otherwise disposes of the Stock or any portion of it in one transaction or a series of transactions which close prior to March 29, 2008 (the “Prior to March 2008 Transactions”), then Buyer (or such affiliate, or Alan Lipton, as the case may be) shall pay to Seller an amount equal to: 30% of any net proceeds received by Buyer, such affiliate, or Alan Lipton, as the case may be, from the Prior to March 2008 Transactions which are in excess of the aggregate amounts (apportioned to the Stock based on the percentage that the Stock represents of the total issued and outstanding shares of Odimo Incorporated) Alan Lipton (or his affiliates) had theretofore loaned to the Company or expended to discharge Company liabilities which have not been repaid or otherwise satisfied (such aggregate amounts before apportionment to the Stock not to exceed $1 million). Seller shall have no authority whatsoever regarding the voting or disposition of the Stock and Seller shall have no claim to the net proceeds from the dispositions of the Stock which close subsequent to March 29 , 2008.
ARTICLE X
BROKERAGE
     Buyer and Seller represent that there are no brokerage or other commissions due relative to the sale and transfer of the Stock by Seller to Buyer.
ARTICLE XI
ENTIRE AGREEMENT
     This Agreement sets forth and contains the entire agreement between the Buyer and Seller with respect to the Stock and will not be modified or terminated except by agreement in writing executed by both parties.
ARTICLE XII
GOVERNING LAW
     This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without regard to its conflict of laws principles.
[signatures on following page]

     IN WITNESS WHEREOF, the parties hereby have executed this Stock Purchase Agreement by affixing their hands and seals hereto on the date first above written.

SELLER: LENORTH HOLDINGS, SA
By:	/s/ Pavlo Protopapa
	Name:	Pavlo Protopapa
	Title:	Authorized Representative

BUYER: ELAO, LLC
By:	/s/ Alan Lipton
	Name:	Alan Lipton
	Title:	President

SOLELY FOR PURPOSES OF ARTICLE VI TARPLEY PROPERTY HOLDINGS, INC.
By:	/s/ Kenneth Henderson
	Name:	Kenneth Henderson
	Title:	President

Exhibit B
Joint Filing Agreement
     ELAO, LLC, Lily Maya Lipton Family Trust and Alan Lipton each hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.001 par value per share, of Odimo Incorporated are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Dated: March 29, 2007	ELAO, LLC
	By:	/s/ Alan Lipton
Alan Lipton
Its: President

LILY MAYA LIPTON FAMILY TRUST
	By:	/s/ Alan Lipton
Alan Lipton
Its: Trustee

/s/ Alan Lipton
Alan Lipton